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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF       JANUARY       , 2005
                 --------------------    --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X]  FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                       (REGISTRANT)


DATE        JANUARY 5, 2005              BY        /s/ Rochiman Sukarno
      ------------------------------        ------------------------------------
                                                        (SIGNATURE)

                                                        ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION


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                                  PRESS RELEASE
                            No.TEL.03/PR000/UHI/2005

               TELKOM MADE SERIES OF DEBT MANAGEMENT ACTIVITIES TO
                  DECREASE ITS FOREIGN EXCHANGE EXPOSURE RISK

JAKARTA, JANUARY 5, 2005 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk (the "Company") hereby announced that, as part of the it's policy to minimize foreign currency exposure risk and interest payment efficiency, the Company has conducted series of debt issuance and repayment programs as follows:

1. Prepayment of two-step loans to the Government of Republic of Indonesia as detailed bellow:

     a.   Rp.701.3 billion

     b.   US$48.8 million

     c.   Euro14.50 million

     Two step loans are loans which are obtained by the Government from overseas banks which are re-loaned to the Company.

2. Repayment of ex-PT AriaWest International loan amounting to US$123.0 million.

3.   Obtaining US$65 million operating loan from ABN AMRO Bank N.V.

4.   Obtaining US$49 million operating loan from PT Bank Central Asia, Tbk.

The implementation of mentioned above transactions along with the issuance of Rp.1.125 trillion Medium Term Notes (which has been announced on December 15,
2005) have resulted a decrease of US$81.8 million and Euro14.50 million loans in foreign currency, meanwhile loan in rupiah currency increased by Rp.423.73 billion.




ROCHIMAN SUKARNO
---------------------------------------
Head of Investor Relations

For further information, please contact:

Investor Relations Unit
Phone:    62-21-5215109
Fax:      62-21-5220500
E-mail:   investor@telkom.co.id
Website:  www.telkom-indonesia.com